UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Files No. 333-232935) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description
99.1	Aeterna Zentaris’ Condensed Interim Consolidated Financial Statements - Second Quarter 2019 (Q2)
99.2	Aeterna Zentaris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations - Second Quarter 2019 (Q2)
99.3	Certification of the Chief Executive Officer pursuant to National Instrument 52-109
99.4	Certification of the Principal Financial Officer pursuant to National Instrument 52-109
101	IV XBRL
101.	SCH XBRL
101.	CAL XBRL
101.	DEF XBRL
101.	LAB XBRL
101.	PRE XBRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: August 13, 2019	By:	/s/ Michael V. Ward
Michael V. Ward
Chief Executive Officer